

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2020

Samuel Morrow
Chief Executive Officer
Scully Royalty Ltd.
Unit 803, Dina House
Ruttonjee Centre, 11 Duddell Street
Hong Kong SAR, China

> **Re: Scully Royalty Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2019**
> **Filed May 11, 2020**
> **File No. 001-04192**

Dear Mr. Morrow:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance